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SEC

19006029

SEC
Mail Processing
Section
MAR 01 2019
Washington DC
410

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BroadOak Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 Montgomery Lane, Suite 230
(No. and Street)

Bethesda (City) MD (State) 20814 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lars M. Hanan (301)358 - 2693
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

8000 Towers Crescent Suite 1000 (Address) Tysons (City) VA (State) 22182 (Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [x] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Lars M. Hanan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BroadOak Partners, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PARTNER

Title

Notary Public

SAMUEL T SCHNEIDER
Notary Public-Maryland
Montgomery County
My Commission Expires
October 23, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Member
of BroadOak Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BroadOak Partners, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CohnReznick LLP

We have served as the Company's auditor since 2007.

Tysons, Virginia
February 25, 2019

BroadOak Partners, LLC
(A Wholly -Owned Subsidiary of BroadOak Capital Partners, LLC)

Statement of Financial Condition

December 31, 2018

Assets

Cash		411,499
Accounts receivable		44,915
Prepaid expenses		1,000
Total assets	$	457,414

Liabilities and Member's Equity

Liabilities		
Unearned revenue	$	25,000
Total liabilities		25,000
Member's equity		432,414
Total liabilities and member's equity	$	457,414

See notes to financial statement

1. Organization and Summary of Significant Accounting Policies

BroadOak Partners, LLC (the Company), a Delaware corporation, formed on January 31, 2007, is a wholly-owned subsidiary of BroadOak Capital Partners, LLC (BroadOak Capital). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Focused on the life sciences industry, the Company is engaged in the investment banking business and acts as a financial advisor on behalf of corporations, partnerships and other entities which sell assets and/or issue securities in private placements.

Material subsequent events have been considered for disclosure and recognition in these financial statements through February 25, 2019.

Risks and Uncertainties

Since inception, the Company has received a majority of its financial support from its sole member, BroadOak Capital. In addition, by agreement, BroadOak Capital provides operating and administrative support for which BroadOak Capital receives reimbursement and fees. Management plans to continue to develop its client base and service offerings and believes that there are a number of opportunities currently in process with its client base that may lead to the generation of fees from advisory and placement services that will be sufficient to continue to fund on-going operations. In addition, the Company plans to continue to invest in its marketing and business development efforts to ensure that its client base continues to grow as its revenue streams mature. Management believes these actions will enable the Company to operate profitably and provide cash flow to fund its continuing operations. However, there can be no assurance the Company will be able to adequately increase its services or continue to generate sufficient revenue from such services to fund operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. For tax purposes, the Company is included in the consolidated BroadOak Capital tax return and does not file a separate Federal or state tax return. All items of taxable income, deductions and tax credits are passed through to and are reported by members of BroadOak Capital on their respective income tax returns. The Company's Federal tax status as a pass-through entity is based on its legal status as a limited liability corporation. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. Therefore, these financial statements do not reflect a provision for income taxes, and the Company has no other tax positions which must be considered for disclosure. Income tax returns filed by BroadOak Capital are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2015 remain open.

2. Related Party Transactions

Under an agreement with BroadOak Capital, the Company pays monthly management fees, occupancy and salary reimbursement costs to BroadOak Capital. The agreement is renewed annually and revised as needed. Under the agreement, the management fee includes certain operating and administrative costs incurred on behalf of the Company. In addition, the agreement stipulates that the Company will reimburse BroadOak Capital for any additional operating and administrative costs paid by BroadOak Capital on behalf of the Company. During the year ended December 31, 2018, these services totaled approximately $3,168,060. At December 31, 2018, there are no amounts receivable or payable to BroadOak Capital.

3. Net Capital Requirements

The Company is in compliance with the net capital requirements of the SEC as well as FINRA. The Company is subject to the SEC "Uniform Net Capital Rule," which requires the maintenance of minimum net capital, as defined, of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $371,499 which is $366,499 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .067 to 1 at December 31, 2018, which was less than the maximum ratio of 15 to 1 required.

4. Concentration of Credit Risk and Major Customers

The Company maintains its cash in a bank deposit account, which, at times, may exceed Federally insured amounts. The Company believes it is not exposed to any significant credit risk on cash.

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Member
of BroadOak Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) BroadOak Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which BroadOak Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(i) (the "exemption provisions") and (2) BroadOak Partners, LLC stated that BroadOak Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BroadOak Partners, LLC's management is responsible for compliance with the exemption provisions and its statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BroadOak Partners, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

Tysons, Virginia
February 25, 2019

BroadOak
Partners

Washington D.C. Office
4800 Montgomery Lane
Suite 230
Bethesda, MD 20814

Tel.: 301.358.2692

San Francisco Office
2000 Sierra Point Parkway
Suite 101
Brisbane, CA 94005

Tel.: 415.697.1219

February 25, 2019

CohnReznick LLP
8000 Towers Crescent Drive
Tysons, VA 22182

To whom it may concern:

BroadOak Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of our knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.(k): (2)(i).
2. The Company has met such exemption provision 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2018, without exception.
3. BroadOak Partners, LLC does not carry customer margin accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker-dealer.

BroadOak Partners, LLC

I, Lars Hanan, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Regards,

Lars M. Hanan, Partner